UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

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Geeknet, Inc.
(Name of Subject Company)

______________________________________________

Geeknet, Inc.
(Name of Persons Filing Statement)

_____________________________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36846Q203
(CUSIP Number of Class of Securities)

Kathryn K. McCarthy
President, Chief Executive Officer
11216 Waples Mill Road, Suite 103
Fairfax, Virginia 22030

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With copies to:

David E. Shapiro
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

(Name, address, and telephone numbers of person authorized to receive notices and communication on behalf of the persons filing statement)

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Geeknet, Inc. (“Geeknet” or the “Company”) by Hot Topic, Inc. (“Hot Topic”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 25, 2015, by and among Geeknet, Hot Topic and Gadget Merger Sub Inc., a wholly owned subsidiary of Hot Topic (“Acquisition Sub”). These communications include, as described in more detail below, certain materials which Geeknet has distributed by email to its employees as well as certain materials disseminated via posting to social media or otherwise.

Set forth below is a copy of the e-mail sent by Geeknet's CEO to all of its employees regarding the proposed transaction with Hot Topic.

Hi Everyone --

Today we announced the exciting news that Hot Topic, Inc. will acquire Geeknet, Inc., including ThinkGeek.com and ThinkGeek Solutions. As you may know, Hot Topic is a leading mall and web-based specialty retailer offering music/pop culture licensed and influenced apparel and accessories. We believe there are similarities between our cultures that will help us accelerate growth and profitability. In particular, we expect to be able to create and curate more unique and exclusive products while enhancing the experience for our customers.

Hot Topic is a private portfolio company of Sycamore Partners, an investment firm based in New York. Like us, Hot Topic is focused on delivering creative product to satisfy customers and fans. We are looking forward to being part of the Hot Topic portfolio and continuing to execute our strategy. Their team is excited to meet our talented employees.

More information about the transaction will be discussed at an All Employee Meeting on Tuesday, May 26th at 10AM EDT for ThinkGeek employee and 12 Noon EDT for ThinkGeek Solutions employees. We will be scheduling additional meetings for Wednesday. I have also attached the press release announcement as well as some initial answers to Frequently Asked Questions. We will address additional questions at the All-Employee meetings but please feel free to contact your manager if you have questions sooner. Thanks for all you do.

Katy

Set forth below is a list of Frequently Asked Questions distributed by email to Geeknet’s employees:

EMPLOYEE FAQs

1.	Why is Geeknet being acquired by Hot Topic?

Our Board and the management team believe this transaction is in the best interest of our company, our stockholders and our employees. Not only does it deliver significant value to our stockholders, but it also positions Geeknet well for the future.
As you may know, Hot Topic is a leading mall and web-based specialty retailer offering music/pop culture licensed and influenced apparel and accessories. Like us, Hot Topic is focused on delivering creative product to satisfy customers and fans. We believe there are similarities between our cultures that will help us accelerate Geeknet’s growth and profitability. In particular, we expect to be able to create and curate more unique and exclusive products while enhancing the experience for customers of both businesses.
Hot Topic is a private portfolio company of Sycamore Partners, an investment firm based in New York. We are looking forward to being part of the Hot Topic family and continuing to execute our strategy. The Hot Topic team is excited to meet our talented employees!

2.	When is the Closing Date? How quickly will this acquisition happen?

While we do not yet have a closing date, we estimate that the acquisition may be completed as early as late July.

3.	Has this transaction already been approved? What will it take to get approved?

Our Board of Directors, including Katy, has unanimously approved this transaction. However, as with any acquisition of a public company, our agreement with Hot Topic requires approval from a majority of our shareholders. Once the stockholders of more than 50% of Geeknet’s outstanding shares have tendered their shares, the acquisition can be completed and each stockholder will receive $17.50 per share. Following the acquisition, Geeknet shares will be delisted from the NASDAQ and will no longer be publicly traded.

4.	What does the proposed acquisition by Hot Topic mean for me and how will it impact my job?

For all of us, it remains business as usual as we work to achieve our business objectives. We will continue delivering innovative products to our retail and wholesale customers as we have always done, and we will stay focused on developing talent like yourself. We will keep you fully informed on developments or updates as we have them.

5.	What are Hot Topic’s intentions for our team? What is the integration plan?

After many discussions with the leadership at Hot Topic, we know Hot Topic values the creative talent of our employees, our innovative products and our eCommerce and wholesale capabilities. While we have not yet developed an integration plan, we will keep you apprised as we know more.

Hot Topic’s team is excited to meet our talented team of employees. Lisa Harper, the CEO of Hot Topic, and Mark Mizicko, the Chief Planning Officer at Hot Topic, will be out to visit ThinkGeek on Wednesday and ThinkGeek Solutions on Friday. We look forward to introducing our talented employees to Lisa and Mark!

6.	Since Hot Topic is headquartered in California, what does this mean for ThinkGeek and ThinkGeek Solutions’ offices in Virginia and Colorado?

The Hot Topic team values all of Geeknet’s talents and capabilities. We are not currently aware of any planned changes, and we will address this further during the integration process.

7.	Will the ThinkGeek brand still continue to exist?

The Hot Topic team has communicated their strong belief in the ThinkGeek brand as another channel to serve our collective customers. We believe ThinkGeek is a strong brand and by being part of the Hot Topic portfolio we can expand awareness of this brand.

8.	I have scheduled vacation this summer. Will this transaction impact my plans?

We continue to operate business as usual, so any of your scheduled time-off is still in place.  As always, please keep an open communication line about your plans with your manager.

9.	How does this transaction impact my benefits and 401k?

As mentioned, everything is business as usual for now. We expect Hot Topic will maintain employee welfare benefits that are no less favorable in the aggregate than the benefits we currently provide. Your years of service to Geeknet will also carry over under Hot Topic’s plans.

10.	What happens to my RSUs and options in connection with the acquisition?

•
RSUs. Each outstanding RSU that you hold on the closing date of the acquisition will automatically vest in full, and you will be entitled to receive $17.50 for each RSU, less any applicable tax withholding. Payments will be made as soon as reasonably practicable following the closing.

•
Options. Each outstanding option (whether vested or unvested) that you hold on the closing date will automatically be cancelled in exchange for a cash payment for the positive difference between $17.50 per share (which is the same per-share price that Geeknet stockholders will receive for their shares) minus the option exercise price, less any applicable tax withholding. Payments will be made as soon as reasonably practicable following the closing date.

11.
I’ve contributed money towards purchasing Geeknet shares under the ESPP on the next purchase date (August 31). Will that purchase still happen and, if so, how will those shares be treated in connection with this acquisition?

The August 31st purchase under the ESPP is proceeding as planned. If you are participating in that purchase, you will be eligible to participate in the tender offer with respect to your ESPP shares on the same basis as other Geeknet stockholders.
However, if the Closing Date is on or before August 31, a new purchase date will be set before the Closing Date.

12.	Now that the acquisition has been announced, is it too late to elect to participate in the ESPP for the August 31st purchase?

Yes. Unfortunately, under the terms of the ESPP, the deadline for making elections to participate for the August 31st purchase date was February 14th. Since that date has passed, it is too late to elect to participate. Furthermore, you will not be allowed to increase your contributions. However, you are allowed to withdraw from the August 31st purchase anytime up until the day of the purchase.

13.    Will I be able to participate in the next ESPP offering period?

All future offering periods under the ESPP are being suspended pending completion of the acquisition, so we currently anticipate that you will not be able to make contributions to any future ESPP purchases.

14.
I hold Geeknet shares outright (e.g., from the exercise of options, vesting of RSUs or an ESPP purchase) prior to the record date of the tender offer. During the tender offer, can I tender these shares like any other shareholder or do I have to wait until the tender is completed?

Once the tender window opens, all owners of Geeknet stock can tender their shares, including employees. There will be more information to follow once the tender offer commences.

15.	What happens if I resign before the Closing Date?

•	If you resign prior to the Closing Date, your unvested options and unvested RSUs will be forfeited, and you will not be entitled to any payment for those awards.

•
If you resign before the Closing Date and your vested options remain outstanding on the Closing Date, you will be entitled to receive the positive difference of the Offer Price minus option exercise price for the shares subject to those awards.

•	Please review the applicable equity documents carefully and consult with your tax, legal and financial advisors.

16.	Where do I go if I have any questions on the transaction?

We plan to create an information page on the intranet which we will update with further information. Please also refer to your manager if you have any further questions.

Set forth below is the script that was distributed to Geeknet's customer service provider as a response to questions they may receive regarding the proposed transaction with Hot Topic.

Customer Service • Script/Response
Thanks so much for reaching out and sharing your thoughts on [today’s][the recent] news.
We are excited about the news and look forward to being part of the Hot Topic family.
Please refer to our press release: http://geek.net/releasedetail.cfm?ReleaseID=914723.
We will provide more information as it becomes available.

Set forth below is the Tweet on the Geeknet Twitter account regarding the transaction:

Like Charmeleon becoming Charizard, ThinkGeek is evolving into its next stage of awesome, find out more:http://j.mp/1AwumQa

Set forth below is the post on the Geeknet Facebook account regarding the transaction:

Like lions and Voltron, fries dipped in chocolate milkshakes, or Charmeleon becoming Charizard, ThinkGeek is evolving into its next stage of awesome, find out more here: http://j.mp/1AwumQa

Set forth below is the post on the Geeknet Google+ account regarding the transaction:

Like lions and Voltron, fries dipped in chocolate milkshakes, or Charmeleon becoming Charizard, ThinkGeek is evolving into its next stage of awesome, find out more here: http://j.mp/1AwumQa

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Important Information
The tender offer for the outstanding common stock of Geeknet, Inc. (“Geeknet”) referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of Geeknet’s common stock. The solicitation and the offer to purchase shares of Geeknet’s common stock will only be made pursuant to an offer to purchase and related materials that Hot Topic and Gadget Merger Sub Inc., a wholly owned subsidiary of Hot Topic (“Acquisition Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Hot Topic and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Geeknet will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GEEKNET STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.
Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Geeknet’s Investor Relations Department by e-mail at ir@geek.net.

Forward-Looking Statements
This communication may contain “forward-looking statements” regarding the proposed transaction with Hot Topic. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 23, 2015, and in Geeknet’s subsequently filed Form 10-Q, as well as, among other things: 1) the ability to obtain requisite regulatory approvals, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.